1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated August 14, 2013

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2013

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
	Title:	Senior Executive Vice President CFO

Exhibit

Exhibit	Description

99.1	Press Release to Report Operating Results for the second quarter and first half of 2013

99.2	To announce the differences for the second quarter of 2013 financial statements between Taiwan-IFRSs and IFRSs

99.3	Consolidated Financial Statements for the Six Months Ended June 30, 2013 pursuant to International Financial Reporting Standards adopted by ROC (“Taiwan-IFRSs’) and Independent Auditors’ Report

99.4	Consolidated Financial Statements for the Six Months Ended June 30, 2013 in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRSs”)

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